Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company. This announcement does not constitute a prospectus, offering circular, notice, circular, brochure or advertisement offering to sell any securities of the Company to the public in the United States, Hong Kong or any other jurisdiction, nor is it an invitation to the public to make offers to subscribe for or purchase any securities of the Company, nor is it calculated to invite offers by the public to subscribe for or purchase any securities of the Company. This announcement must not be regarded as an inducement to subscribe for or purchase any securities of the Company, and no such inducement is intended. Neither the Company nor the Placing Agent nor any of their respective affiliates and advisers is offering, or is soliciting offers to buy, any securities of the Company in the United States, Hong Kong or any other jurisdiction through the publication of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

COMPLETION OF PLACING OF NEW SHARES
UNDER GENERAL MANDATE

Reference is made to the inside information announcement of Kingsoft Cloud Holdings Limited (the “Company”) dated September 23, 2025 and the announcement of the Company dated September 24, 2025 in relation to the placing of new shares (the “Placing Announcement”). Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as those defined in the Placing Announcement.

COMPLETION OF THE PLACING

The Board is pleased to announce that all conditions to the Placing Agreement were fulfilled and completion of the Placing took place on October 2, 2025.

An aggregate of 338,000,000 Placing Shares have been placed by the Placing Agent to not less than six Placees at the Placing Price of HK$8.29 per Placing Share pursuant to the terms and conditions of the Placing Agreement, representing approximately 7.46% of the issued Ordinary Shares of the Company as enlarged by the allotment and issue of the Placing Shares immediately upon completion of the Placing.

To the best of the knowledge, information and belief of the Directors and the Placing Agent, having made all reasonable enquiries, the Placees and their respective ultimate beneficial owners are professional, institutional, or other investors who are Independent Third Parties, and none of the Placees have become a substantial shareholder (as defined in the Listing Rules) of the Company as a result of the Placing.

USE OF PROCEEDS FROM THE PLACING

The gross proceeds from the Placing amount to approximately HK$2,802,020,000. The Company received net proceeds from the Placing, after deducting the placing commission but without taking into account other related expenses payable by the Company, of approximately HK$2,759,989,700.

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The Company intends to use the proceeds from the Placing by December 31, 2028 in the following manners: (i) 80% of the Placing Proceeds to support our AI business, including expand infrastructure and enhance cloud service capabilities, and (ii) 20% of the Placing Proceeds to replenish working capital and other corporate purposes.

EFFECT ON THE SHARE CAPITAL OF THE COMPANY AS A RESULT OF THE PLACING

The table below sets out the shareholding structure of the Company immediately before and upon completion of the Placing:

	Immediately before the completion of the Placing		Immediately after the completion of the Placing
	Share number	%	Share number	%
Director
Mr. Zou Tao	2,000,000	0.05	2,000,000	0.04

Substantial shareholders (including controlling shareholder)
Kingsoft Corporation	1,492,621,584	35.59	1,492,621,584	32.94
Xiaomi Corporation	466,161,000	11.12	466,161,000	10.29
The Bank of New York Mellon Corporation	421,045,882	10.04	421,045,882	9.29

Public Shareholders
Placees	–	–	338,000,000	7.46
Other Public Shareholders	1,811,956,335	43.20	1,811,956,335	39.98

Total	4,193,784,801	100.00	4,531,784,801	100.00

Notes: Certain figures and percentage figures included in the above table have been subject to rounding adjustments.

By order of the Board
Kingsoft Cloud Holdings Limited
Mr. Zou Tao
Vice Chairman of the Board, Executive Director
and acting Chief Executive Officer

Hong Kong, October 2, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. Zhang Duo as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.

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